

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Eddie Ni
Chief Executive Officer
Goldenstone Acquisition Ltd.
4360 E. New York Street
Aurora, IL 60504

> **Re: Goldenstone Acquisition Ltd.**
> **Form 10-K for the Fiscal year ended March 31, 2023**
> **Filed July 14, 2023**
> **File No. 001-41328**

Dear Eddie Ni:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation